SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  DynTek, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   26818 10 6
                                 (CUSIP Number)

                              H. Montgomery Hougen
                11710 Plaza America Drive, Reston, Virginia 20190
                                 (703) 261-5028
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and communications)

                                December 27, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

CUSIP No. 268180 10 6

(1) Name of Reporting Person                                       DynCorp
    I.R.S. Identification No. of Above Person (Entities Only)   36-2408747

(2) Check the appropriate box if a member of a group            (a)    |_|
                                                                (b)    |_|
(3) SEC use only

(4) Source of Funds (See Instructions)                                  OO

(5) Check if Disclosure of Legal Proceedings is Required               |_|
    Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization                          Delaware

    Number of shares       (7)  Sole voting power               18,336,663
  beneficially owned by
  each reporting person    (8)  Shared voting power
          with:
                           (9)  Sole dispositive power          18,336,663

                           (10) Shared dispositive power

(11) Aggregate Amount Beneficially Owned by Each                18,336,663
     Reporting Person

(12) Check if the Aggregate Amount in row (11)                         |_|
     Excludes Certain Shares

(13) Percent of class represented by amount in row (11)              40.0%

(14) Type of reporting person                                          CO

Item 1.  Security and Issuer

       DynCorp (the "filing person")acquired 18,336,663 shares of Class B Common Stock of DynTek, Inc. (the "issuer"), a Delaware corporation. The Class B Common Stock is not registered or publicly traded, but it is convertible into Class A Common Stock which is publicly traded. The shares of Class A Common Stock into which the Class B Common Stock may be converted are not registered at this time. The principal executive office of the company is located at 18881 Von Karman Avenue, Suite 250, Irvine, California 92612.

Item 2.  Identity and Background

         This filing is being made by DynCorp, a Delaware corporation, whose principal executive offices are located at 11710 Plaza America Drive, Reston, Virginia 20190. The filing person provides diversified management, technical, engineering, and professional services primarily to U.S. Government customers.

        Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of DynCorp containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different from such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen. None of the persons identified in Schedule I beneficially owns any securities of the issuer.

         During the last five years, neither the filing person nor any of its principal executive officers or directors has been convicted in a criminal proceeding.

         During the last five years, neither the filing person nor any of its principal executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The filing person received 18,336,663 shares of Class B Common Stock of DynTek in a private transaction, as merger consideration pursuant to the Merger Agreement described in Item 4.

Item 4.  Purpose of Transaction

         On April 25, 2001, the filing person and the issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), whereby a subsidiary of the filing person would merge into a subsidiary of the issuer. On December 27, 2001, following approval by the issuer's stockholders of the issuance of the Class B Common Stock to the filing person, the merger took place. (The Class B Common Stock is not registered or publicly traded, but it is convertible into Class A Common Stock which is publicly traded.) Thereupon the filing person became the owner of 100% of the outstanding shares of Class B Common Stock and 40% of the outstanding common stock of the issuer on a fully diluted basis. The purpose of the transaction was to merge two separate companies engaged in providing outsourcing services to agencies of state governments.

        The filing person, as the sole holder of Class B Common Stock, has the right to elect 40% of the directors to the issuer's board of directors.

        Except as otherwise set forth in Items 4, 5 and 6 hereof, DynCorp does not have any plans or proposals which relate to or would result in any of the events or transactions specified in Items 4(a) through (i) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         The filing person directly owns 18,336,633 shares of Class B Common Stock of the issuer, constituting 100.0% of the total shares of Class B Common Stock outstanding and has the sole power to vote and dispose of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The filing person's arrangements with the issuer with respect to the securities of the issuer are described in Items 4 and 5.

Item 7.  Materials to Be Filed as Exhibits

         Exhibit 99.1: Agreement and Plan of Reorganization, dated as of April
                       25, 2001
         Exhibit 99.2: First Amendment to the Agreement and Plan of
                       Reorganization, dated as of July 9, 2001
         Exhibit 99.3: Second Amendment to the Agreement and Plan of
                       Reorganization, dated as of October 12, 2001
         Exhibit 99.4 Third Amendment to the Agreement and Plan of Reorganization, dated as of November 30, 2001
         Exhibit 99.5 Fourth Amendment to the Agreement and Plan of Reorganization, dated as of December 27, 2001


                                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 23, 2002                      DynCorp

                                              By:    /s/ H. Montgomery Hougen
                                                     H. Montgomery Hougen
                                                     Vice President & Secretary

                                   Schedule I
                  Executive Officers and Directors of DynCorp

Dan R. Bannister
11710 Plaza America Drive
Reston VA 20190
Chairman of the Board, DynCorp

T. Eugene Blanchard
1222 Aldebaran Drive
McLean VA 22101
Director
Retired

Michael P. C. Carns
966 Coral Drive
Pebble Beach CA 93953-2503
Director, DynCorp
Vice Chairman of PrivaSource Inc.

Paul G. Kaminski
6691 Rutledge Drive
Fairfax Station, VA 22039
Director, DynCorp

Paul V. Lombardi
11710 Plaza America Drive
Reston VA 20190
Director and President and Chief Executive Officer, DynCorp

Dudley C. Mecum II
30 East Elm Street
Greenwich CT 06830
Director, DynCorp
Managing Director, Capricorn Holdings LLC

David L. Reichardt
11710 Plaza America Drive
Reston VA 20190
Director and Senior Vice Presient and General Counsel, DynCorp

H. Brian Thompson
1950 Old Gallows Road
Vienna VA 22182
Director, DynCorp
President, Universal Telecommunications, Inc.

Herbert S. Winokur, Jr.
30 East Elm Street
Greenwich 06830
Director, DynCorp
Chairman and Chief Executive Officer, Capricorn Holdings, Inc.

Stephen J. Cannon
6500 West Freeway, Suite 600
Ft. Worth TX 76116
President, DynCorp International LLC

Joseph L. Cunningham
11710 Plaza America Drive
Reston VA 20190
President, DynCorp Systems & Solutions LLC

John J. Fitzgerald
11710 Plaza America Drive
Reseton VA 20190
Vice President and Controller, DynCorp

Patrick C. FitzPatrick
11710 Plaza America Drive
Reston VA 20190
Senior Vice President and Chief Financial Officer, DynCorp

Paul T. Graham
11710 Plaza America Drive
Reston VA 20190
Vice President and Treasurer, DynCorp

W. Ben Medley
6500 West Freeway, Suite 600
Ft. Worth TX 76116
President, DynCorp Technical Services LLC

Marshall S. Mandell
11710 Plaza America Drive
Reston VA 20190
Senior Vice President, Corporate Development, DynCorp